Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 11 DATED JANUARY 2, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend;
•	Our Quarterly Net Asset Value (“NAV”) Per Share as of December 31, 2018;
•	Status of Our Share Redemption Plan; and
•	Historical NAV Information.

Declaration of Dividend

On December 27, 2018, the Manager of the Company declared a daily distribution of $0.0020547945 per share (the “January 2019 Daily Distribution Amount”) (which equates to approximately 7.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2019 and ending on January 31, 2019 (the “January 2019 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the January 2019 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2019. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Net Asset Value as of December 31, 2018

As of December 31, 2018, our NAV per common share is $10.00. This NAV per common share shall be effective until updated by us on or about March 31, 2019 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2018 [1]	September 30, 2018 [1]
ASSETS
Cash and cash equivalents	$18,765	$9,437
Current interest receivable	137	357
Real estate investments and accrued interest, at fair value	38,332	40,336
Other assets	6	2,005
Total Assets	$57,240	$52,135

LIABILITIES
Accounts payable	$74	$67
Due to related party	482	160
Dividends payable [2]	952	954
Settling subscriptions	339	275
Total Liabilities	$1,847	$1,456

NET ASSETS CONSIST OF:
Fundrise West Coast Opportunistic REIT, LLC Members’ Equity:
Common shares; 5,539,376 and 5,081,688 shares outstanding, net of offering costs, on December 31, 2018 and September 30, 2018, respectively	$50,290	$47,018
Retained earnings	4,227	3,288
Net adjustments to fair value	876	373
NET ASSETS	$55,393	$50,679
NET ASSET VALUE PER SHARE, on 5,539,376 and 5,081,688 shares outstanding for the periods ended December 31, 2018 and September 30, 2018, respectively [3]	$10.00	$9.97

[1] Estimated Balance Sheets as of December 31, 2018 and September 30, 2018.

[2] This amount does not include accrual for dividends payable that were declared before December 31, 2018 that relate to the first quarter of 2019 or dividends payable that were declared before September 30, 2018 that relate to the fourth quarter of 2018, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2018 and September 30, 2018, respectively.

On January 1, 2019, the Company announced that its net asset value per share (“NAV”) as of December 31, 2018 is $10.00 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about March 31, 2019 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a quarterly basis. However, the majority of our assets consist of commercial real estate properties and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our sponsor's internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current quarter where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2019, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the quarter ended December 31, 2018, we redeemed approximately 86,442 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from December 31, 2017 to December 31, 2018.

Date	NAV Per Share
December 31, 2017	$9.81
March 31, 2018	$9.84
June 30, 2018	$9.91
September 30, 2018	$9.97
December 31, 2018	$10.00